UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2019
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Nordic American Tankers Limited (the “Company”) dated February 12, 2019, announcing that the Company has entered into a five-year $306 million senior secured credit agreement.
This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-228603).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: February 12, 2019	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

EXHIBIT 99.1

Nordic American Tankers Ltd (NYSE: NAT) - New capital structure. A major breakthrough securing financing of minimum 5 years.

Bermuda, February 12, 2019

Dear shareholders,

We are pleased to announce that NAT has entered into a five-year $306 million senior secured credit agreement arranged by CSG Investments, Inc., and funded by Beal Bank of Dallas, Texas. The loan will retire the present Revolving Credit Facility ("RCF") in full.

The new credit will see the effective interest be reduced compared to what was paid under the old RCF at the end of 2018. It is also lower than what was indicated to us for the Secured Bond we contemplated in 2018 and the Back-Stop facility that was cancelled in 3Q18. The new loan will amortize as per a 20-year profile with full maturity after 5 years. The arrangement is positive for NAT.

The financing will continue to secure a competitive cash break-even rate for NAT. More importantly, the new loan allows NAT greater flexibility in setting dividend payments.

The NAT shares are actively traded several places in the US. With this new US based debt facility, together with the NAT leased three 2018 new buildings, all major financial aspects of NAT are efficiently settled.

The debt level of NAT has always been among the lowest in the industry. The NAT board has focus on further reducing the debt to a level that NAT maintained a few years ago.

The market for our Suezmaxes is solid. The plan announced today also positions NAT well for the future.

The investment banking arm of Arctic Securities has assisted NAT in the transaction.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:

Gary J. Wolfe
Seward & Kissel LLP
New York, USA
Tel: +1 212 574 1223

Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91